

Advantage Announces U.S. Delisting and Deregistration
(TSX: AAV, NYSE: AAV)

Calgary, Alberta, August 31, 2018 – On August 31, 2018 the board of directors (the "Board") of Advantage Oil & Gas Ltd. ("Advantage" or the "Company") approved the delisting of the Company's common shares (the "Common Shares") from the New York Stock Exchange ("NYSE"). On August 31, 2018, the Company notified the NYSE of its intention to file a Form 25 with the Securities and Exchange Commission (the "SEC") on or about September 10, 2018 to effect the voluntary delisting from the NYSE of the Common Shares. On or about September 20, 2018 the Company intends to file a Form 15 with the SEC to terminate the registration of the Common Shares and suspend the Company's reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company made the decision to delist the Common Shares from the NYSE and terminate registration under the Exchange Act following the Company's review and careful consideration of the administrative burden and the costs and benefits of being a U.S. reporting company. The savings derived from this change are expected to be financially meaningful. Advantage will continue to comply with its Canadian continuous disclosure obligations and the Common Shares will continue to trade on the Toronto Stock Exchange.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005

OR

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com
E-mail: ir@advantageog.com